Via Facsimile and U.S. Mail
Mail Stop 4720

January 14, 2010

R. Don Elsey
Senior Vice President Finance, Chief Financial Officer, and Treasurer
Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850

Re: Emergent BioSolutions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A filed April 3, 2009
File Number: 001-33137

Dear Mr. Elsey:

    We have completed our review of your Form 10-K and related filings and have
no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief